Exhibit 4.1

DESCRIPTION OF SECURITIES REGISTERED

PURUSANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

As of December 31, 2025, Abundia Global Impact Group, Inc. (the “Company,” “we,” “us” or “our”) has one class of securities, common stock, par value $0.001 per share (the “Common Stock”), registered under Section 12 of the Securities Exchange Act of 1934, as amended.

Description of Common Stock

The following description of our Common Stock is a summary and does not purport to be complete. It is subject to and qualified in its entirety by reference to our certificate of incorporation, as amended (the “Charter”), and our second amended and restated bylaws (the “Bylaws”), each as may be further amended from time to time. We encourage you to read our Charter, our Bylaws and the applicable provisions of the General Corporation Law of the State of Delaware (the “DGCL”), for additional information, copies of which can be accessed through hyperlinks to those documents in the list of exhibits in our Annual Report on Form 10-K for the fiscal year ending December 31, 2025.

Authorized Capital Stock

The total number of shares of capital stock which the Company has authority to issue is 310,000,000, consisting of 300,000,000 shares of Common Stock and 10,000,000 shares of “blank check” preferred stock, par value $0.001 per share (the “Preferred Stock”), none of which are designated or outstanding.

Voting Rights

Holders of Common Stock are entitled to one vote per share on all matters voted on by the stockholders, including the election of directors. Our Common Stock does not have cumulative voting rights.

Dividend Rights

Subject to the rights of holders of outstanding shares of Preferred Stock, if any, the holders of Common Stock are entitled to receive dividends, if any, as may be declared from time to time by our board of directors (the “Board”) in its discretion out of funds legally available for the payment of dividends.

Liquidation Rights

Subject to any preferential rights of outstanding shares of Preferred Stock, holders of Common Stock will share ratably in all assets legally available for distribution to our stockholders in the event of dissolution.

Other Rights and Preferences

Our Common Stock has no sinking fund or redemption provisions or preemptive, conversion or exchange rights. Holders of Common Stock may act by unanimous written consent.

Preferred Stock

Under our Charter, the Board has the power to authorize the issuance of up to 10,000,000 shares of Preferred Stock, all of which are currently undesignated, and to determine the price, rights, preferences, privileges and restrictions, including voting rights, of those shares without further vote or action by our stockholders. The issuance of shares of Preferred Stock may:

●	delay, defer or prevent a change in control;
●	discourage bids for our Common Stock at a premium over the market price of our Common Stock;
●	adversely affect the voting and other rights of the holders of our Common Stock; and
●	discourage acquisition proposals or tender offers for our shares of Common Stock and, as a consequence, inhibit fluctuations in the market price of our shares of Common Stock that could result from actual or rumored takeover attempts.

The description of the Preferred Stock above and the description of the terms of a particular series of Preferred Stock in any applicable filing made by the Company are not complete. You should refer to the applicable certificate of designation for such series of Preferred Stock for complete information.

The DGCL provides that the holders of shares of Preferred Stock will have the right to vote separately as a class on any proposal involving fundamental changes in the rights of holders of that series or class of Preferred Stock. This right is in addition to any voting rights that may be provided for in the applicable certificate of designation for such Preferred Stock.

Advance Notice Requirement

Stockholder nominations of individuals for election to the Board and stockholder proposals of other matters to be brought before an annual meeting of our stockholders must comply with the advance notice procedures set forth in our Bylaws. Generally, to be timely, such notice must be received at our principal executive offices no later than the date specified in our proxy statement released to stockholders in connection with the preceding year’s annual meeting of stockholders, which date shall be not earlier than the 90th day, nor later than the close of business on the 70th day, prior to the first anniversary of the date of the preceding year’s annual meeting of stockholders.

Anti-Takeover Provisions

Provisions of the DGCL, our Charter and our Bylaws could make it more difficult to acquire us by means of a tender offer, a proxy contest or otherwise, or to remove incumbent officers and directors. These provisions, summarized below, are expected to discourage certain types of coercive takeover practices and takeover bids that our Board may consider inadequate and to encourage persons seeking to acquire control of us to first negotiate with our Board. We believe that the benefits of increased protection of our ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging takeover or acquisition proposals because, among other things, negotiation of these proposals could result in improved terms for our stockholders.

Section 203 of the DGCL. We are subject to Section 203 of the DGCL, which generally prohibits a publicly held Delaware corporation from engaging in any “business combination” with any interested stockholder for a period of three (3) years after the date that such stockholder became an interested stockholder, with the following exceptions:

●	before such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

●	upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction began, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned (i) by persons who are directors and also officers and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

●	on or after such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of the stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

In general, Section 203 of the DGCL defines a “business combination” to include the following:

●	any merger or consolidation involving the corporation and the interested stockholder;

●	any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

●	subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

●	any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or

●	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, Section 203 of the DGCL defines an “interested stockholder” as an entity or person who, together with the person’s affiliates and associates, beneficially owns, or within three (3) years prior to the time of determination of interested stockholder status did own, 15% or more of the outstanding voting stock of the corporation.

Anti-Takeover Effects of Certain Provisions of our Charter and Bylaws

Our Bylaws provide that subject to the rights of the holders of any series of Preferred Stock to elect additional directors under specific circumstances, any director, or the entire Board, may be removed from office at any time, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of directors.

Subject to the rights of the holders of any series of Preferred Stock to elect additional directors under specific circumstances, the authorized number of directors may be changed only by resolution of the Board and except as provided in the Charter, vacancies resulting from death, resignation or removal, and newly created directorships resulting from any increase in the authorized number of directors, shall be filled by the affirmative vote of a majority of the remaining directors then in office, though less than a quorum of the Board, and directors so chosen will hold office for the remainder of the full term in which the vacancy occurred or the new directorship was created and until such director’s successor is duly elected and qualified or until such director’s earlier death, resignation or removal. No decrease in the number of authorized directors shall shorten the term of any incumbent director.

Our Bylaws also provide that subject to the rights of the holders of any series of Preferred Stock, special meetings of the stockholders may be called by the Board or by one or more stockholders holding at least one-tenth of the shares entitled to vote at any such meeting.

The combination of these provisions makes it more difficult for our existing stockholders to replace our Board as well as for another party to obtain control of us by replacing our Board. Since our Board has the power to retain and discharge our officers, these provisions could also make it more difficult for existing stockholders or another party to effect a change in management. In addition, the authorization of undesignated Preferred Stock makes it possible for our Board to issue shares of Preferred Stock with voting or other rights or preferences that could impede the success of any attempt to change our control.

These provisions are intended to enhance the likelihood of continued stability in the composition of our Board and its policies and to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to reduce our vulnerability to hostile takeovers and to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for our shares and may have the effect of delaying changes in our control or management. As a consequence, these provisions may also inhibit fluctuations in the market price of our Common Stock that could result from actual or rumored takeover attempts. We believe that the benefits of these provisions, including increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure the Company, outweigh the disadvantages of discouraging takeover proposals, because negotiation of takeover proposals could result in an improvement of their terms.

Listing

The Common Stock is traded on the NYSE American market under the trading symbol “AGIG.”

Transfer Agent and Registrar

The transfer agent and registrar for our Common Stock is Standard Registrar & Transfer Co., Inc., which is located at 440 East 400 South, Suite 200, Salt Lake City, Utah 84111 and its telephone number is (801) 571-8844.